UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 4)
TheStreet.com, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
88368Q103
(CUSIP Number)
March 14, 2011
(Date of Event Which Requires Filing of this Statement)
James J. Cramer c/o TheStreet.com, Inc. 14 Wall Street, 15th Floor New York, NY 10005
with a copy to: Hughes Hubbard & Reed LLP One Battery Park Plaza New York, NY 10004 Telephone: (212) 837-6000 Attn: Gary J. Simon
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   .

SCHEDULE 13D
CUSIP No. 88368Q103	Page 2 of 5

1	NAME OF REPORTING PERSONS James J. Cramer S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)£ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,914,214
	8	SHARED VOTING POWER 556,850
	9	SOLE DISPOSITIVE POWER 1,914,214
	10	SHARED DISPOSITIVE POWER 556,850
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,471,064
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D
CUSIP No. 88368Q103	Page 3 of 5

1	NAME OF REPORTING PERSONS Cramer Partners, LLC S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)£ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 556,850
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 556,850
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 556,850
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D
CUSIP No. 88368Q103	Page 4 of 5

Introduction

This Amendment No. 4 relates to the Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on January 10, 2000 (as amended to date, the “Schedule 13D”).  Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D.

Item 4.	Purpose of the Transaction

Item 4 is hereby amended by adding the following at the end of Item 4:

On March 14, 2011, Mr. Cramer adopted a prearranged trading plan (the “Plan”) with Merrill Lynch, Pierce, Fenner & Smith Incorporated (“ML”) to sell 35,000 shares per month of Common Stock of the Issuer, subject to a threshold market price, in accordance with Rule 10b5-1 (“Rule 10b5-1”) of the Securities Exchange Act of 1934, as amended.  The Plan specifies the timing and threshold market price for the sales, subject to the terms and conditions of the Plan, and provides that any shares not sold during a month may be sold in future months, subject to the terms and conditions of the Plan.  Mr. Cramer has no control over the timing of the stock sales under the Plan.  Mr. Cramer does, however, retain the right to amend or terminate the Plan in accordance with Rule 10b5-1.  The Plan is scheduled to terminate on April 30, 2012 unless earlier terminated or amended by Mr. Cramer or ML.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

The percentages used herein are calculated based upon the 31,933,893 shares of Common Stock issued and outstanding as of March 9, 2011, as reported on the Issuer’s Report on Form 10-K for the period ended December 31, 2011, as filed on March 14, 2011 with the Securities and Exchange Commission.

(a)
Pursuant to Rule 13d-3 of the Exchange Act, Mr. Cramer is the beneficial owner of 2,471,064 shares of Common Stock (representing approximately 7.7% of the outstanding Common Stock).  Of these shares, Mr. Cramer is the owner of record of 1,793,216 shares (representing approximately 5.6% of the outstanding Common Stock); Partners is the owner of record of 556,850 shares (representing approximately 1.7% of the outstanding Common Stock); and Mr. Cramer has the right to acquire 120,998 shares (representing approximately 0.4% of the outstanding Common Stock) within the next sixty days pursuant to certain outstanding restricted stock unit and stock option agreements.

(b)	Mr. Cramer has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the shares of Common Stock of which he is the record owner.

Partners has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the shares of Common Stock of which it is the record owner.

Mr. Cramer shares the power to vote or direct the vote of, and to dispose or direct the disposition of, shares of Common Stock beneficially owned by Partners by virtue of being the sole manager of Partners.

(c)	No transactions have been effected by the Reporting Persons in the 60 days preceding March 14, 2011.

(d)
Each of the Reporting Persons affirms that no person other than the Reporting Persons has the rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by such Reporting Person.

(e)	Not applicable.

SCHEDULE 13D
CUSIP No. 88368Q103	Page 5 of 5

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  April 5, 2011

/s/ James Cramer
James J. Cramer

CRAMER PARTNERS, LLC

By:	/s/ James Cramer
Name:	James J. Cramer
Title:	Manager